UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 636,677
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 636,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 636,677

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 636,677
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 636,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 637,779

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 559,208
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 559,208

11. Aggregate Amount Beneficially Owned by Each Reporting Person 559,208

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$3,994,977.29
Shapiro	PF	$7,872.50
DAP	WC	$3,516,493.41

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, Lawndale has concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On August 9, 2004 Lawndale sent a letter to the Sparton board of directors (a copy of which was attached as Exhibit B to Amendment No. 3 to Schedule 13D filed August 10, 2004) in which Lawndale expressed its objections to Sparton's calling a September 24, 2004 special meeting proposing shareholders both approve removal of shareholder's cumulative voting rights and institute a notice requirement for shareholders who desire to nominate director candidates, and sought a meeting with Sparton's independent directors to discuss the Special Meeting and other issues. On September 7, 2004 Lawndale sent another letter to Sparton's board (a copy of which is attached as Exhibit B to Amendment No. 4 to Schedule 13D filed September 8, 2004) which noted that Glass Lewis & Co., one of the country's leading Proxy Advisory services, released its report and analysis on Sparton's proposals, in which it recommended that its Sparton shareholder clients vote AGAINST BOTH proposals. The September 7th letter also noted that, to date, Lawndale has not received any reply to its expressed governance and operational concerns and reiterated Lawndale's request for a meeting with Sparton's independent directors.

Lawndale is also sending a letter to Sparton's board for delivery Monday, September 13, 2004 (a copy of which is attached as Exhibit B to this Amendment No. 5 to Schedule 13D and its text is incorporated by reference), noting that another one of the country's leading independent Proxy Advisory services, Institutional Shareholder Services, Inc. (ISS), has recently come out with a report and analysis recommending its Sparton shareholder clients vote AGAINST the proposal to eliminate cumulative voting. Lawndale believes such analysis and report is material information to Sparton shareholders and requested that Spartan provide this information to all Sparton shareholders. This letter also noted that ISS's analysis was critical of Sparton's new shareholder communication policy, that Sparton's Corporate Governance Quotient rating was near the lower third of its peers and that while the report did recommend a vote FOR the advance notice proposal it did so considering that Sparton continued to have cumulative voting. Lawndale's letter also requested that Sparton promptly disclose the vote on the measures to be considered at the Special Meeting, as well as the costs incurred by Sparton in conducting the meeting.

Lawndale incorporates by reference the discussions in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock since filing Amendment No. 4 to Schedule 13D.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter to Sparton Board of Directors dated September 11, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: /s/ Andrew E. Shapiro, Manager	/s/ Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: /s/ Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Andrew E. Shapiro

President

September 11, 2004

Sparton Board of Directors

c/o Office of the Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, MI 49202

Re: Proxy advisor ISS recommends vote AGAINST elimination of cumulative voting. Rates Sparton near lower third of its peers and criticizes its "communications" policy

Dear Board Member:

As you know, for the second time in just one week a leading proxy and governance advisory service has recommended against Sparton's proposal to eliminate cumulative voting at the September 24, 2004 Special Meeting called by the Company. Specifically, Institutional Shareholder Services ("ISS"), which claims to be the "world's leading provider of proxy voting and corporate governance services", recommends a vote AGAINST the Company's proposal, stating that "cumulative voting is an important tool in the protection of shareholders' rights..."

As with the Report and Recommendation by Glass Lewis, which also urged Company shareholders to vote AGAINST elimination of cumulative voting, we believe the ISS report is material information which the Company should provide to its shareholders. We further note that the ISS report ranks Sparton near the BOTTOM THIRD of its peer group under ISS' corporate governance quotient ("CGQ") index. We believe that the Board's decision to call a special meeting for the purpose of taking action contrary to basic principles of good governance demonstrates the fact that this group of directors is out of touch with these basic principles, particularly in light of the Company's abysmal CGQ.

We also recognize that, while Glass Lewis recommended a vote AGAINST the company's advance notice proposal, ISS differed and recommended a vote FOR this proposal. However, we note that ISS' support for this proposal was given with reference to the fact that the Company has cumulative voting. We believe that, given the current governance practices of this board, calling a special meeting of shareholders for adopting an advance notice provision that wouldn't be effective until 2005's annual meeting is wasteful, unwise and improper. We feel Glass Lewis' analysis correctly pointed out, "shareholders can always vote against those [alternative nominees] that appear with little prior notice, but would not have the chance to support them if they are not even on the ballot for consideration due to new deadlines." In addition, assuming such new notice requirement were in effect for the upcoming November 10, 2004 annual meeting (less than 60 days from now), with the Company not yet disclosing its director nominee slate for this meeting, shareholders do not have adequate information on whether they desire to nominate any alternative candidates. For example, if this notice requirement were already in place, shareholders would be precluded from nominating a better alternative candidate to Sparton director Peter Slusser, who has had historical conflicts at Sparton and who was a former longtime director and member of the Compensation Committee of Tyco International, a company whose governance failures are well known.

We also note that ISS's analysis strongly criticizes the Company's new "shareholder communication" policy, stating "...this policy gives the Office of the Corporate Secretary excessive control in determining which shareholder communications will be forwarded to independent directors and which will be disregarded." We believe, as the CII/NACD joint task force report on this issue also supports, that Sparton's communication's policy must provide a means for shareholders to communicate directly with independent directors on any issue without interference by management. We reiterate our request for dialogue with Sparton's independent directors, as we believe there are important governance issues that ought to be addressed in advance of Sparton's November 10, 2004 annual meeting.

Finally, we trust that, once the special meeting is over, unlike the company's failure to adhere to SEC disclosure requirements after last year's annual meeting, you will timely release the results of the voting, as well as the true costs of the meeting. We believe it is important for all shareholders to know the results, and further believe that the Company is obligated to release this information. If, for any reason, the Company is contemplating not releasing the voting results and meeting's true costs immediately following the meeting, please let us know so that we can take appropriate action to discover the truth.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

phone- 415-389-8258

fax- 415-389-0180

e-mail- lawndale@compuserve.com